EXHIBIT 12.1

ICAHN ENTERPRISES L.P. AND SUBSIDIARES
RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratio)

	Year Ended December 31,
	2010	2009	2008	2007	2006
Earnings:
Income (loss) from continuing operations before income taxes, income (loss) from equity investees and non-controlling interests	$728	$1,154	$(3,084)	$544	$1,053
Fixed charges	415	346	381	193	110
Distributed income of equity investees	43	7	28	-	-
Total Earnings	$1,186	$1,507	$(2,675)	$737	$1,163

Fixed Charges:
Interest expense	$389	$319	$358	$184	$100
Estimated interest within rental expense	26	27	23	9	10
Total Fixed Charges	$415	$346	$381	$193	$110

Ratio of earnings to fixed charges	2.9	4.4	n/a	3.8	10.6
Dollar shortfall	n/a	n/a	$3,056	n/a	n/a